Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors CVB Financial Corp.:

We consent to the use of our report dated February 29, 2016, with respect to the consolidated balance sheets of CVB Financial Corp. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of earnings and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement/prospectus.

/s/ KPMG LLP

Los Angeles, California

December 20, 2016